Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	www.chubb.com @Chubb

October 5, 2017

Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 USA

Re: Chubb Limited Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 28, 2017 File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated September 7, 2017, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of Chubb Limited (the “Company”, “we”, or “our”). We also appreciate the telephone call of Monday September 18, 2017 to discuss with us your letter and for the extension of time to prepare our response.

We have considered the Staff’s comments carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q.

Notes to Consolidated Financial Statements Note 7: Unpaid losses and loss expenses c) Loss Development Tables, page F-46

1.     We acknowledge your response to prior comment 4. Please tell us and quantify the causes of additional favorable loss development in your Overseas General Insurance segment for 2016. In this regard, it appears that you have identified only about $300 million or 71% of the $423 million in favorable development depicted in the table on page 57 as follows:

• A total of $132 million in favorable development depicted in the two loss development tables beginning on page F-54;

• A total of $75 million in favorable development from accident years prior to those depicted in the tables beginning on page F-54;

•	$93 million in favorable development associated with the impact of removing the quarter lag in reporting from certain businesses acquired as part of your merger with The Chubb Corporation; and

•	An immaterial amount associated with differences in the handling of foreign exchange rates in the loss development tables as compared to those used to record losses in your financial statements.

Separately tell us your consideration for disclosing the information regarding the additional favorable development in your filing.

There is an additional $123 million of favorable prior period development (“PPD”) in the Overseas General segment that was discussed but not specifically quantified in our previous response, comprising the following:

• Foreign currency (“FX”) impact	$55 million
• International personal A&H business	28 million
• Other (individually immaterial)	40 million

Total	$123 million

With respect to the foreign currency impact, when we disclose PPD in our Forms 10-Q and Forms 10-K, we calculate PPD by adjusting historical data on a common exchange rate basis based on the valuation date of our reserve studies which are performed throughout the year. In our triangle disclosure in the Form 10-K, all historical data was adjusted to a common FX rate as of 12/31/16 as we believe this more appropriately reflects trends on a consistent basis. We estimate that the difference between the varying quarterly exchange rates used throughout the year in determining our quarterly PPD and the adjustment to a common FX rate as at 12/31/16 resulted in a difference of $55 million due largely to the weakening of the British Pound in 2016.

Other than the foreign currency impact, the most significant of the unexplained difference is our international personal accident and health (A&H) business that had PPD of $28 million. We excluded the A&H business from the loss development table given that this business is extremely short tail in nature (similar to our Agriculture business that we also exclude from the tables) and its inclusion would have distorted the analysis of the amount, timing and uncertainty of cash flow.

The remaining $40 million of PPD relates to several older acquired foreign businesses, which were excluded from the table given that we do not have historical loss data for the period prior to the acquisition of those businesses and other businesses (all individually immaterial). However, we have continued to study these businesses since the acquisitions and we intend to include these reserves in our loss development tables in future filings.

2.	Also from your response to prior comment 4, it appears that the impact on apparent loss development depicted in your loss development tables for 2016 of the extra quarter of loss activity associated with removing the quarter lag in reporting from certain businesses acquired as part of your merger with The Chubb Corporation is significant. Please tell us why you do not separately disclose the impact on the relevant loss development tables.

We have considered the Staff’s comment. We do not believe the quarter lag reporting adjustment was significant to the relevant disclosure because it was a one-time event that did not impact net income. Nevertheless, we appreciate that additional disclosure would provide some added clarity and thus will disclose the impact of the reporting lag, where relevant, going forward. Specifically, starting with our 2017 Form 10-K as follows:

“Included in the table above is development of $X million related to the recording of fourth quarter 2015 reported losses in the 2016 calendar year for businesses previously reported by

Chubb Corp on a quarter lag. The quarter lag reporting was eliminated as part of the integration of Chubb Corp in 2016. However, the reported losses were not considered prior period development because these losses were accompanied by premiums which were also recorded on a quarter lag. There was no impact to net income as the lag was eliminated as part of purchase accounting.”

3.	Finally in your response to prior comment 4, you indicate that “one cannot relate long-tail with casualty and short-tail with non-casualty” and provide an example which indicates that you combine short-tail and long-tail lines (as delineated in your Management’s Discussion and Analysis, or MD&A) within certain of your loss development tables. It is not necessarily apparent from your loss development table disclosures throughout Note 7 that these tables include lines with different tails. Please address the following:

•	In order to help us assess whether you combine lines with significantly different characteristics within a table, please tell us in which tables and to what extent you combine short-tail lines with long-tail lines and why useful information is not obscured by this aggregation. Refer to ASC 944-40-50-4H.

•	You present information in your loss development tables on a basis that is different from the short-tail/long-tail basis shown in your prior period development table in MD&A on page 57 and in your loss development discussions in Note 7 beginning on page F-60. Tell us why you believe this is useful to investors. In your response, include a schedule showing the loss development for 2016 for each of your loss development tables by short-tail and long-tail, and reconcile these amounts to the 2016 short-tail and long-tail loss development amounts by segment included in the table on page 57 within MD&A.

We refer to our telephone call on Monday, September 18, 2017. We believe the relevant historical disclosure in the MD&A and the prior period development discussion beginning on page F-60 help a reader of our financial statements to better understand our financial condition and results of operations. Upon consideration of the Staff’s comment, however, we have determined that we will adjust the relevant prior period development disclosures in upcoming filings in order to more clearly align it with the loss development tables. We provided below an example of how our future filings may convey these matters for both our 2016 Prior Period Development table in the MD&A and our loss development discussions in Note 7, each as amended to align with the loss development tables. We have also included, again for illustrative purposes, a table that shows a reconciliation of the loss development tables to prior period development, a variation and update to which we will consider including for future periods where we believe it will be useful to the reader.

Prior Period Development – MD&A table on page 57

Year Ended December 31 (in millions of U.S. dollars, except for percentages)	Long-tail				Short-tail				Total	% of beginning net unpaid reserves
2016		Reported		Revised		Reported		Revised
North America Commercial P&C Insurance	$	~~(650~~	)	(699)	$	~~(128~~	)	(79)	$(778)	1.6%
North America Personal P&C Insurance		~~13~~		—		~~14~~		27	27	0.1%
North America Agricultural Insurance		—		—		(72)		(72)	(72)	0.2%
Overseas General Insurance		~~(191~~	)	(245)		~~(232~~	)	(178)	(423)	0.9%
Global Reinsurance		~~(77~~	)	(79)		~~(1~~	)	1	(78)	0.2%
Corporate		189		189		—		—	189	0.4%

Total	$	~~(716~~	)	(834)	$	~~(419~~	)	(301)	$(1,135)	2.4%

Reconciliation of PPD to loss development tables

Implied PPD per FASB loss triangles (refer to pages F-48 to F-58)				$(739)				$(14)	$(753)

2006 & prior accident years				(223)				—	(223)
Impact of quarter lag (1)				(55)				(105)	(160)
Impact of constant-dollar presentation				(8)				(47)	(55)
Reinstatement premiums, expense adjustments, and earned premiums				30				39	69

Excluded businesses (2)				161				(174)	(13)

PPD disclosure as shown above				$(834)				$(301)	$(1,135)

(1)	Relates to the recording of fourth quarter 2015 reported losses in the 2016 calendar year for businesses previously reported by Chubb Corp on a quarter lag. The quarter lag reporting was eliminated as part of the integration of Chubb Corp in 2016. However, the reported losses were not considered prior period developmnent because these losses were accompanied by premiums which were also recorded on a quarter lag. There was no impact to net income as the lag was eliminated as part of purchase accounting.
(2)	Includes the North America Agricultural Insurance segment (favorable $110 million excluding earned premiums and expense adjustment), Corporate (adverse $189 million primarily run-off abestos and environmental), Overseas General Insurance (favorable $68 million) and other excluded businesses (favorable $24 million). Refer to page F-59 in the notes to the consolidated statements for additional information.

7.	Unpaid losses and loss expenses – FN excerpt beginning on page F-60

…Significant prior period movements by segment, principally driven by reserve reviews completed during each respective period, are discussed in more detail below. The remaining net development for long-tail lines and short-tail business for each segment and Corporate comprises numerous favorable and adverse movements across a number of lines and accident years, none of which is significant individually or in the aggregate.

North America Commercial P&C Insurance

2016

North America Commercial P&C Insurance experienced net favorable PPD of $778 million, driven by the following principal changes:

•	Net favorable development of ~~$650~~ $699 million in long-tail business, primarily from:

•	Net favorable development of $264 million in our commercial excess and umbrella portfolios, primarily in accident years 2010 and prior, driven by lower than expected reported loss activity and an increase in weighting towards experience-based methods; in general, the severity of claims has been less than expected;

•	Net favorable development of ~~$220~~ $233 million in our management liability portfolios, where paid and reported loss activity was lower than expected. The majority of this favorable activity impacted accident years 2011 and prior. Partially offsetting this were smaller amounts of adverse development in the more recent accident years, mostly as a result of higher severity claim costs compared to prior expectations in some lines;

•	Net favorable development of $141 million in our workers’ compensation lines with favorable development of $40 million in the 2015 accident year related to our annual assessment of multi-claimant events including industrial accidents. Favorable development of $92 million driven by accident years 2012 and prior was principally due to lower than expected loss experience and revision to the basis for selecting development patterns used in our loss projection methods for select portfolios;

•	Favorable development of $58 million in our professional Errors & Omission (E&O) portfolios, primarily impacting the 2012 and prior accident years and arising from both lower than expected reported loss activity and re-assessments of remaining claim-specific liabilities for the older accident years; and

•	Net favorable development of $21 million in our political risk business, mainly due to favorable claim emergence in the 2012 accident year.

Net favorable development of ~~$128~~ $79 million in short-tail business, primarily from~~:~~

•	~~Net favorable development of $79 million in~~ our property and inland marine portfolios, ~~primarily~~ impacting the 2014 and 2015 accident years, resulting from lower than expected loss emergence.~~; and~~

•	~~Net favorable development of $39 million in our credit-related businesses, including surety, trade credit and political risk, mainly due to favorable claim emergence in the 2012 and 2014 accident years.~~

Overseas General Insurance

2016

Overseas General Insurance experienced net favorable PPD of $423 million, which was the net result of several underlying favorable and adverse movements, driven by the following principal changes:

Net favorable development of ~~$191~~ $245 million in long-tail business, primarily from:

•	Net favorable development of ~~$165~~ $177 million, primarily in casualty and financial lines, with favorable development of ~~$257~~ $266 million in accident years 2012 and prior, resulting from lower than expected loss emergence, and adverse development of ~~$92~~ $89 million in accident years 2013 to 2015, primarily due to large loss experience in our D&O portfolio in Asia and financial lines in Europe; ~~and~~

•	Favorable development of $28 million in aviation lines due to lower than expected loss emergence and case-specific reserve reductions impacting accident years 2012 and prior; and

•	Favorable development of $25 million on an individual legacy liability case reserve take-down. This release follows a legal analysis completed in 2016, based on court opinion in the year and discussions with defense counsel, which concluded that these reserves were no longer required.

Net favorable development of ~~$232~~ $178 million in short-tail business, primarily from:

•	Favorable development of $97 million in property (including technical lines), primarily from favorable Continental Europe loss emergence in accident years 2012 through 2014;

•	Favorable development of $43 million in energy lines, driven by favorable loss emergence in accident years 2010 through 2014, primarily in offshore where experience on multi-year construction accounts has been better than expected, as well as a claims review of catastrophe impacts on underwriting years 2004 through 2008; and

•	Favorable development of $28 million in accident & health (A&H) lines related to development of claim reserves, due to lower than expected loss emergence, primarily in Asia Pacific and Continental Europe in accident years 2013 through 2015.~~; and~~

•	~~Favorable development of $28 million in aviation lines due to lower than expected loss emergence and case-specific reserve reductions impacting accident years 2012 and prior.~~

* * * * *

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft

Philip V. Bancroft

Chief Financial Officer

cc:    Mark Brunhofer – Senior Staff Accountant